EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Alpha Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$27,433,567.20(1)	0.00014760%	$4,049.19 (2)

Fees Previously Paid

Total Transaction Valuation	$27,433,567.20 (1)

Total Fees Due for Filing			$4,049.19

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$4,049.19

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of February 1, 2024.
(2)	Calculated at $147.60 per $1,000,000 of the Transaction Value.